

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

October 21, 2009

Via facsimile and U.S. mail

Arthur Chien
Chief Financial Officer
Canadian Solar Inc.
675 Cochrane Drive
East Tower, 6th Floor
Markham, Ontario L3R 0B8
Canada

  Re: **Canadian Solar Inc.**
      Form 20-F for the year ended December 31, 2008
      Filed June 8, 2009
      File No. 001-33107

Dear Mr. Chien:

  We have completed our review of your Form 20-F for the fiscal year ended December 31, 2008 and do not, at this time, have any further comments.

  Please contact Joe McCann at (202) 551-6262 or me at (202) 551-3637 with any questions.

         Sincerely,

         Jay Mumford
         Senior Attorney